AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934)

AMENDMENT NO. 1

FIRST TRUST Strategic HIGH INCOME FUND II

(Name of Subject Company (Issuer))

FIRST TRUST STRATEGIC HIGH INCOME FUND II

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

337353304

(CUSIP Number of Class of Securities)

W. Scott Jardine

Secretary

First Trust Strategic High Income Fund II

(Name of Subject Company (Issuer))

120 E. Liberty Drive, Suite 400, Wheaton, IL 60187

(800) 621-1675

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person(s))

With a Copy to:

Eric F. Fess

Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

Telephone: (312) 845-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$17,823,265.10 (a)	$2,065.72 (b)
(a)	The transaction value was calculated by multiplying 1,230,039 Common Shares of First Trust Strategic High Income Fund II by $14.49, the Net Asset Value per share as of the close of regular trading session of the New York Stock Exchange on August 23, 2017.
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☑  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,065.72

Form or Registration No.: Schedule TO

Filing Party: First Trust STRATEGIC HIGH Income Fund II

Date Filed: August 29, 2017

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ¨

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2017 by First Trust Strategic High Income Fund II, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase for cash up to 1,230,039 shares of the Fund’s issued and outstanding common shares of beneficial interest, par value $0.01 per share, upon the terms and subject to conditions contained in the Offer to Purchase dated August 29, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and any amendments or supplements to either or both, constitute the “Offer”), at a purchase price equal to 98% of the Fund’s net asset value per share (“NAV”) determined as of September 29, 2017 at the close of the regular trading session of the New York Stock Exchange, which Offer expired at 5:00 p.m. New York City time on September 28, 2017.

This Amendment No. 1 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii)	Press Release dated September 28, 2017.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST TRUST STRATEGIC HIGH INCOME FUND II

__/s/ James M. Dykas_______________

James M. Dykas

President and Chief Executive Officer

September 28, 2017

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase. [1]
(a)(1)(ii)	Letter of Transmittal. [1]
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [1]
(a)(1)(iv)	Letter to Clients and Client Instruction Form. [1]
(a)(1)(v)	Notice of Guaranteed Delivery. [1]
(a)(1)(vi)	Notice of Withdrawal. [1]
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated August 17, 2017.[2]
(a)(5)(ii)	Press Release dated August 29, 2017.[1]
(a)(5)(iii)	Press Release dated September 28, 2017.
(b)	Not applicable.
(d)	Form of Transfer Agency Service Agreement. [4]
(d)(1)	Form of Custodian Services Agreement. [4]
(d)(2)	Form of Investment Management Agreement with First Trust Advisors, L.P. [3]
(d)(3)	Form of Sub-Advisory Agreement with First Trust Advisors L.P. and Brookfield Investment Management Inc. [3]
(e)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

1 Previously filed on Schedule TO via EDGAR on August 29, 2017 and incorporated herein by reference.

2 Previously filed on Schedule TO via EDGAR on August 17, 2017 and incorporated herein by reference.

3 Previously filed in Registrant’s Proxy Statement on Schedule 14A (File No. 811-21842) on October 19, 2010 and incorporated herein by reference.

4 Previously filed in Pre-Effective Amendment No. 2 on to Registrant’s Registration Statement on Form N-2 (File No. 333-131194) on March 28, 2006 and incorporated herein by reference.